One Person

One Family

One Business

One Community

One Bank


The Jacksonville Bank

Jacksonville Bancorp, Inc.

Annual Report 2006

Company Profile


One Bank
One Community
One Family
One Business
One Person

JACKSONVILLE BANCORP, INC.

Jacksonville Bancorp, Inc., a Florida corporation (NASDAQ: JAXB), is a one-bank holding company engaged in commercial banking through its wholly owned subsidiary, The Jacksonville Bank. The Bank, which opened for business on May 28, 1999, is headquartered in Duval County, Jacksonville, Florida.

The Jacksonville Bank currently provides a variety of community banking and financial services to businesses and individuals through its five full-service offices in Jacksonville.

Our mission is to have a positive and meaningful impact on the lives of our bankers, our customers, our shareholders and the community of Jacksonville. The personal values and behaviors that we consider most important to achieving excellence are compassion, ambition, responsibility, positive attitude and ethics.

IN APPRECIATION

Rudolph A. Kraft, one of our founding directors, retired from the Board of Directors of Jacksonville Bancorp, Inc. and The Jacksonville Bank on August 31, 2006. Over the years, he served on many committees in many leadership roles, including Chairman of the Loan Committee. The Bank grew steadily and prudently during Rudy's seven-year service. We thank him for his dedication to our Company and wish him well in his retirement.

Financial Highlights

(Dollars in thousands, except per share data)	At or for the Year Ended December 31, 2006	2005	2004
Total assets	**$325,575**	$273,044	$223,744
Loans, net	**281,006**	232,031	188,137
Deposits	**282,626**	234,211	201,188
Shareholders' equity	**23,138**	19,846	17,804
Net interest income	**11,072**	9,219	6,930
Net earnings (loss)	**2,523**	2,173	1,335
Basic earnings (loss) per share	**$ 1.46**	$ 1.27	$ 0.86
Diluted earnings (loss) per share	**$ 1.39**	$ 1.21	$ 0.79
Book value per share at end of year	**$ 13.28**	$ 11.57	$ 10.42
Return on average assets	**0.83%**	0.88%	0.66%
Return on average equity	**11.92%**	11.69%	8.84%
Noninterest expenses to average assets	**2.49%**	2.53%	2.60%
Nonperforming loans and foreclosed assets as a percentage of total assets at end of year	**0.26%**	0.28%	0.29%
Allowance for loan losses as a percentage of total loans at end of year	**0.92%**	0.94%	0.97%


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Letter to Shareholders

Dear Valued Shareholders and Friends:



Gilbert J. Pomar, III
President & Chief Executive Officer

On behalf of the bankers of The Jacksonville Bank and the directors of Jacksonville Bancorp, Inc., it is our pleasure to provide you with the 2006 Annual Report. In a world where cell phones, e-mails, voice mails and the Internet have us reminiscing about how "life used to be" and still wondering "what will they think of next," it is important to take a moment to reflect on the past, focus our energy to the present and position ourselves for even better days ahead. This is true as an individual, a family, a business, a community and certainly for our bank.

During 2006, our seventh full year of existence, we continued our history of record earnings and balance sheet growth. This was especially gratifying as we expanded our branch network from three to five offices to better position ourselves to capture market share over time. In spite of the investments we made in our future during 2006, we still managed to grow net income and earnings per share by 15% in a year that demanded higher expenses in order to properly staff and complete the new locations. Specifically, we earned $2.52 million, or $1.46 per basic share and $1.39 per fully diluted share. Our return on average equity of 12% has continued to improve every year. We also grew assets a record $53.2 million...more than $1 million per week...to a total of nearly $326 million.

Total loans grew by $49.5 million, or 26%, in 2006 and total deposits grew by $48.4 million, or 21%. We continue to maintain a high-quality loan portfolio and conservative lending mindset. Nonperforming loans to total assets were only .26% and down for the fourth consecutive year. Only 8% of our loan portfolio is in construction and development loans, which is a comfortable position, given the slowdown in residential real estate that is affecting our industry. Our interest margins also managed to hold up nicely in 2006. Despite a prolonged period where short-term rates were higher than long-term rates, our overall margin declined only five basis points from 3.86% to 3.81%.

While we are pleased with the results when we reflect on 2006 and the last seven years, we know it is what we do today and each day that matters most. We have made it possible for every one of our bankers to own shares in the company. Our bankers approach their work and customer service with an "owner's mentality." All of our managers share the same objectives: (1) to produce excellent and measurable results; (2) to implement a plan to achieve those results; and (3) to foster a culture that truly reflects our core values. I have written to you before about our core values...compassion, ambition, responsibility, positive attitude and ethics. They guide us as much today as they ever have. I encourage you to ask one of our bankers to tell you about our core values and our culture. I believe you will be impressed with their excitement when they answer your questions.

Our assets grew more than $1 million per week in 2006.

Our future growth and success will be accomplished the only way it can be...one person, one family, one business and one community at a time. We pride ourselves on speed, on flexibility, on common sense and on innovation. But we also take the extra time to make sure we counsel and provide alternatives and service at the same level after the sale as we do in the courting stage.

We take our time in teaching a new employee about products, policies and procedures. We take our time when interviewing candidates for a new position. We take our time when we meet a customer for the first time or an old friend who needs our help.

Take the extra time...it always pays off.



Scott M. Hall
Executive Vice President & Senior Loan Officer of The Jacksonville Bank



Valerie A. Kendall
Executive Vice President & Chief Financial Officer of Jacksonville Bancorp, Inc. and The Jacksonville Bank

We also take time to make sure our company is deeply involved in the Jacksonville community. We do not do it because it's mandated; our bankers do it because it's who they are. In 2006, The Jacksonville Bank was one of only four finalists for United Way's Summit Award in the less-than-100-employees category. We were also recognized as having one of the three best campaigns in the entire small business community. We had 100% employee participation and over 17% of employees who gave at the leadership level. These are bankers, like so many of our successful customers, who focus on what they can control.

We are also careful to take the time to plan for our future. Our formalized strategic planning sessions allow us to look at strategic objectives and opportunities at a high level. We commit this time as a way to discover, study and take advantage of our strengths while maintaining an awareness of, and developing a plan to improve upon, our weaknesses. There are many strategic opportunities in our marketplace that may be available, and we will be vigilant in pursuing them if it is in your best interests. We will protect what we have built over the last seven years this year and beyond.

How will we do it?

We will do it by producing excellent financial results that drive our stock price. We will do it with aggressive and responsible growth that increases franchise value.

We will do it with the continued support from you, our shareholders, and the support of our bankers and the people who live in the Jacksonville community. We will do it by realizing that despite the frenzied pace we often find ourselves in, we will build something very special and very valuable when we reflect on our past, live in the present, and plan for the future...one person, one family, one business and one community at a time.

One bank—The Jacksonville Bank.

Gilbert J. Pomar, III
President & Chief Executive Officer

Growing by Relationships

Convenient Locations



DOWNTOWN BRANCH

QUEEN'S HARBOUR BRANCH



GATE PARKWAY BRANCH





ORTEGA BRANCH



MANDARIN BRANCH

Downtown Branch
100 North Laura Street
Jacksonville, FL 32202
904.421.3040

Queen's Harbour Branch
12740-200 Atlantic Boulevard
Jacksonville, FL 32225
904.220.3001

Gate Parkway Branch
7880 Gate Parkway
Jacksonville, FL 32256
904.899.0420

Ortega Branch
4343 Roosevelt Boulevard
Jacksonville, FL 32210
904.899.0400

Mandarin Branch
10325 San Jose Boulevard
Jacksonville, FL 32257
904.288.8933

NASDAQ: JAXB
Member FDIC

Financial Section

contents

Jacksonville Bancorp Inc.

Selected Financial Data

The selected consolidated financial data presented below as of and for the years ended December 31, 2006, 2005, 2004, 2003 and 2002 is unaudited and has been derived from our Consolidated Financial Statements and from our records. The information presented below should be read in conjunction with the Consolidated Financial Statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	At or for the Year Ended December 31,				
(Dollars in thousands, except per share figures)	**2006**	2005	2004	2003	2002
Financial Condition Data:					
Cash and cash equivalents	**$ 4,478**	$ 4,767	$ 6,735	$ 3,894	$ 4,281
Securities	**26,109**	24,261	23,175	16,830	12,531
Loans, net	**281,006**	232,031	188,137	150,976	108,933
All other assets	**13,982**	11,985	5,697	5,167	5,086
Total assets	**$325,575**	$273,044	$223,744	$176,867	$130,831
Deposit accounts	**282,626**	234,211	201,188	158,539	110,128
Other borrowings	**18,832**	17,650	4,000	4,296	7,747
All other liabilities	**979**	1,337	752	625	389
Shareholders' equity	**23,138**	19,846	17,804	13,407	12,567
Total liabilities and shareholders' equity	**$325,575**	$273,044	$223,744	$176,867	$130,831
Operations Data:					
Total interest income	**22,017**	15,748	10,858	8,729	6,699
Total interest expense	**10,945**	6,529	3,928	3,111	2,763
Net interest income	**11,072**	9,219	6,930	5,618	3,936
Provision for loan losses	**546**	481	282	1,580	443
Net interest income after provision for loan losses	**10,526**	8,738	6,648	4,038	3,493
Noninterest income	**1,047**	964	767	1,550	580
Noninterest expenses	**7,573**	6,287	5,274	3,971	3,134
Income before income taxes	**4,000**	3,415	2,141	1,617	939
Income taxes	**1,477**	1,242	806	613	355
Net income	**$ 2,523**	$ 2,173	$ 1,335	$ 1,004	$ 584
Per Share Data:					
Basic earnings per share	**$ 1.46**	$ 1.27	$ .86	$ .68	$ .44
Diluted earnings per share	**1.39**	1.21	.79	.67	.44
Dividends declared per share	**—**	—	—	—	—
Total shares outstanding at end of year	**1,741,688**	1,714,716	1,708,366	1,467,166	1,467,066
Book value per share at end of year	**$ 13.28**	$ 11.57	$ 10.42	$ 9.14	$ 8.57
Ratios and Other Data:					
Return on average assets	**0.83%**	0.88%	0.66%	0.64%	0.53%
Return on average equity	**11.92%**	11.69%	8.84%	7.80%	5.40%
Average equity to average assets	**6.95%**	7.49%	7.46%	8.16%	9.85%
Interest rate spread during the period	**3.15%**	3.27%	3.14%	3.31%	3.37%
Net yield on average interest-earning assets	**3.81%**	3.88%	3.53%	3.72%	3.89%
Noninterest expenses to average assets	**2.49%**	2.53%	2.60%	2.52%	2.86%
Average interest-earning assets to average interest-bearing liabilities	**1.17**	1.22	1.19	1.20	1.19
Nonperforming loans and foreclosed assets as a percentage of total assets at end of year	**0.26%**	0.28%	0.29%	0.63%	0.68%
Allowance for loan losses as a percentage of total loans at end of year	**0.92%**	0.94%	0.97%	1.10%	1.00%
Total number of banking offices[1]	**5**	3	3	3	3

(1) Amount represents banking offices operating at December 31 of each year. The Bank currently has five operating offices.

General

Jacksonville Bancorp, Inc. ("Bancorp") was incorporated on October 24, 1997 and was organized to conduct the operations of The Jacksonville Bank (the "Bank"). The Bank is a Florida state-chartered commercial bank that opened for business on May 28, 1999, and its deposits are insured by the Federal Deposit Insurance Corporation. The Bank provides a variety of community banking services to businesses and individuals in Duval County, Florida. During 2000, the Bank formed Fountain Financial, Inc., a wholly owned subsidiary. The primary business activities of Fountain Financial, Inc. consist of the referral of our customers to third parties for the sale of insurance products.

Business Strategy

Our primary business segment is community banking and consists of attracting deposits from the general public and using such deposits and other sources of funds to originate commercial business loans, commercial real estate loans, residential mortgage loans and a variety of consumer loans. We also invest in mortgage-backed securities and securities backed by the United States Government, and agencies thereof, as well as other securities.

Our goal is to sustain profitable, controlled growth by focusing on increasing our loan and deposit market share in the Northeast Florida market by developing new financial products, services and delivery channels; closely managing yields on earning assets and rates on interest-bearing liabilities; focusing on noninterest income opportunities, controlling the growth of noninterest expenses and maintaining strong asset quality. Although our current strategy is to grow organically, growth through acquisition would be considered if price, culture and market fit within our strategies.

2006 Executive Overview

The following were significant factors related to 2006 results as compared to 2005. The 2006 performance is reflective of the successful execution of our strategy to focus on organic growth within the Northeast Florida market. During 2006, we recorded strong growth in commercial real estate loans. During the year, commercial real estate loans increased by $35.6 million, or 26.4%. Total loans increased by $49.5 million, or 21.1%.

Total deposits increased by $48.4 million, or 20.7%, during 2006. The following are changes in the deposit categories:

- Noninterest-bearing deposits decreased $7.6 million, or 18.8%. This is primarily due to the reallocation of deposits (by one large depositor) into a money market account.
- Money market deposits increased by $23.3 million, or 18.1%. This is primarily driven by an increase in commercial accounts due to a strategic focus on enhancing new and existing relationships along with the reallocation from noninterest bearing accounts as discussed above. The certificate of deposit portfolio increased by $33.0 million. The Company's management pursued local deposits more aggressively by offering competitive deposit products in an effort to attract core deposits and utilized the National CD market as an additional source of funding the asset growth.

Total shareholders' equity increased $3.2 million, or 16.6% during 2006, supporting management's commitment to retain sufficient earnings to protect shareholders and depositors, provide for reasonable growth and fully comply with regulatory requirements. During 2006, the Company opened two additional branch locations in key areas of Jacksonville. The first of the new branches opened on February 6, 2006 and is a former SouthTrust branch which became available as a result of the merger between Alabama's SouthTrust Bank and North Carolina's Wachovia Bank. The other branch is strategically located in one of the fastest growing areas of Jacksonville and opened on June 9, 2006. This brings the total branches in the Jacksonville market to five. The Company is now well positioned to support ongoing organic growth.

Credit quality remained healthy in 2006 with no substantial charge-offs in 2006 or 2005. The allowance for loan loss as a percentage of total loans outstanding was 0.92% at December 31, 2006, compared to 0.94% at December 31, 2005.

Our net income was $2.5 million in 2006 as compared to $2.2 million in 2005, an increase of $350,000, or 16.1%. Our diluted earnings per share were $1.39 in 2006 as compared to $1.21 in 2005, an increase of $0.18 per diluted share, or 14.9%. Return on average assets and return on average equity were 0.83% and 11.92%, respectively, in 2006 compared to 0.88% and 11.69%, respectively, in 2005.

Interest income was $22.0 million in 2006 as compared to $15.7 million in 2005, an increase of $6.3 million, or 39.8%, primarily due to an increase in 2006 of $53.2 million in average interest-earning assets compared to 2005.

Basic average shares outstanding increased to 1,726,350 in 2006 from 1,711,148 in 2005 primarily as a result of stock option exercises. The diluted weighted average shares outstanding increased to 1,812,890 from 1,799,674 in the same periods.

Noninterest income increased $83,000 in 2006 primarily due to income earned on a $4.5 million Bank Owned Life Insurance contract entered into by the Bank during the second quarter of 2005. Mortgage origination fees increased 60.6% during 2006.

Critical Accounting Policies

A critical accounting policy is one that is both very important to the portrayal of the Company's financial condition and requires management's most difficult, subjective or complex judgments. The circumstances that make these judgments difficult, subjective or complex have to do with the need to make estimates about the effect of matters that are inherently uncertain. Based on this definition, the Company's primary critical accounting policy is the establishment and maintenance of an allowance for loan loss.

The allowance for loan loss is established through a provision for loan loss charged to expense. Loans are charged against the allowance for loan loss when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb inherent losses on existing loans that may become uncollectible based on evaluations of the collectibility of the loans. The evaluations take into consideration such objective factors as changes in the nature and volume of the loan portfolio and historical loss experience. The evaluation also considers certain subjective factors such as overall portfolio quality, review of specific problem loans and current economic conditions that may affect the borrowers' ability to pay. The level of the allowance for loan loss is also impacted by increases and decreases in loans outstanding, because either more or less allowance is required as the amount of the Company's credit exposure changes. To the extent actual loan losses differ materially from management's estimate of these subjective factors, loan growth/run-off accelerates, or the mix of loan types changes, the level of the provision for loan loss, and related allowance can, and will, fluctuate.

Recent Accounting Pronouncements

Please refer to Note 1 of the accompanying Consolidated Financial Statements for information related to the adoption of new accounting standards and the effect of newly issued but not yet effective accounting standards.

Securities

The securities portfolio is categorized as either "held to maturity," "available for sale," or "trading." Securities held to maturity represent those securities which the Bank has the positive intent and ability to hold to maturity. Securities available for sale represent those investments which may be sold for various reasons, including changes in interest rates and liquidity considerations. These securities are reported at fair market value and unrealized gains and losses are excluded from earnings and reported in accumulated other comprehensive income (loss). Trading securities are held primarily for resale and are recorded at their fair values. Unrealized gains or losses on trading securities are included immediately in earnings. During 2006, 2005 and 2004, the Bank had no trading securities.

The following table sets forth the amortized costs and fair value of our securities portfolio (dollars in thousands):

	At December 31, 2006		At December 31, 2005		At December 31, 2004	
	Amortized Cost	**Fair Value**	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securities available for sale:						
U.S. Government agency securities	**$10,473**	**$10,280**	$ 7,295	$ 7,108	$ 8,295	$ 8,116
Mortgage-backed securities	**8,995**	**8,829**	12,458	12,231	14,369	14,325
State and municipal securities	**7,060**	**6,950**	5,036	4,872	686	684
Total	**$26,528**	**$26,059**	$24,789	$24,211	$23,350	$23,125
Security held to maturity:						
State of Israel bond	**$ 50**	**$ 50**	$ 50	$ 50	$ 50	$ 50

The following table sets forth, by maturity distribution, certain information pertaining to the securities (dollars in thousands):

	Within 1 Year		After 1 Year Within 5 Years		After 5 Years Within 10 Years		After 10 Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
At December 31, 2006:								
Securities available for sale:								
U.S. Government agency securities	$—	—	$2,971	4.15%	$ 4,434	4.90%	$ 2,875	5.03%
Mortgage-backed securities	—	—	2,134	4.05%	918	4.35%	5,777	4.27%
State and municipal securities	—	—	—	—	4,830	3.66%	2,120	4.13%
Total	$—	—	$5,105	4.11%	$10,182	4.27%	$10,772	4.45%
Security held to maturity:								
State of Israel bond			$ 50	7.50%				
Total			$ 50	7.50%				

	Totals Amount	Yield
At December 31, 2006:		
Securities available for sale:		
U.S. Government agency securities	$10,280	4.72%
Mortgage-backed securities	8,829	4.23%
State and municipal securities	6,950	3.81%
Total	$26,059	4.31%
Security held to maturity:		
State of Israel bond	$ 50	7.50%
Total	$ 50	7.50%

Loan Portfolio Composition

Commercial real estate loans comprise the largest group of loans in our portfolio amounting to $198.0 million, or 69.7% of the total loan portfolio, at December 31, 2006, increasing from $156.3 million, or 66.7%, at December 31, 2005. Residential real estate loans comprise the second largest group of loans in the portfolio, amounting to $62.2 million, or 21.9% of the total loan portfolio, at December 31, 2006, as compared to $58.0 million, or 24.7%, at December 31, 2005. As of December 31, 2006, commercial loans amounted to $18.9 million, or 6.7% of total loans, which were $16.7 million, or 7.1%, at December 31, 2005. The following table sets forth the composition of our loan portfolio (dollars in thousands):

	At December 31,									
	2006		2005		2004		2003		2002	
	Amount	**% of Total**	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Commercial real estate[(1)]	**$198,041**	**69.7%**	$156,260	66.7%	$121,542	63.9%	$ 93,899	61.5%	$ 63,520	57.7%
Commercial	**18,903**	**6.7**	16,681	7.1	15,855	8.3	16,443	10.8	16,648	15.1
Residential real estate	**62,270**	**21.9**	57,985	24.7	46,663	24.6	36,594	24.0	25,825	23.5
Consumer and other	**4,693**	**1.7**	3,461	1.5	6,013	3.2	5,729	3.7	4,057	3.7
	$283,907	**100.0%**	$234,398	100.0%	$190,073	100.0%	$152,665	100.0%	$110,550	100.0%
Add (deduct):										
Allowance for loan losses	**(2,621)**		(2,207)		(1,843)		(1,679)		(1,100)	
Net deferred (fees) costs	**(280)**		(149)		(93)		(10)		(17)	
Loans, net	**$281,006**		$232,031		$188,137		$150,976		$108,933	

(1) For presentation purposes, construction and farmland loans have been classified as commercial real estate loans.

The following table reflects the contractual principal repayments by period of our loan portfolio at December 31, 2006 (in thousands):

Years Ending December 31,	Commercial Loans	Commercial Real Estate Loans[1]	Residential Mortgage Loans	Consumer Loans	Total
Less than 1 year	$15,725	$ 49,832	$15,515	$2,707	$ 83,779
1–5 years	3,105	95,823	17,963	1,522	118,413
Greater than 5 years	73	52,386	28,792	464	81,715
Total	$18,903	$198,041	$62,270	$4,693	$283,907

(1) For presentation purposes, construction and farmland loans have been classified as commercial real estate loans.

(in thousands)	Loans Maturing Within 1 Year	1–5 Years	After 5 Years	Total
Loans with:				
Fixed interest rates	$23,181	$ 80,018	$50,871	$154,070
Variable interest rates	60,598	38,395	30,844	129,837
Total Loans	$83,779	$118,413	$81,715	$283,907

Scheduled contractual principal repayments of loans do not reflect the actual life of such assets. The average life of loans is substantially less than their average contractual terms due to prepayments. In addition, due-on-sale clauses on loans generally give us the right to declare a conventional loan immediately due and payable in the event, among other things, that the borrower sells real property subject to a mortgage and the loan is not repaid. The average life of mortgage loans tends to increase, however, when current mortgage loan rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when rates on existing mortgages are substantially higher than current mortgage loan rates.

Credit Risk

Our primary business is making commercial, real estate, business, and consumer loans. That activity entails potential loan losses, the magnitude of which depends on a variety of economic factors affecting borrowers which are beyond our control. While the Company has instituted underwriting guidelines and credit review procedures to protect it from avoidable credit losses, some losses will inevitably occur. At December 31, 2006, the Company had nonperforming assets of $851,000, of which $431,000 was past due 90 days or more but still accruing interest. In addition, it charged off loans totaling $140,000 in 2006.

Loans are placed on nonaccrual status when management has concerns relating to the ability to collect the loan principal and interest and generally when such loans are 90 days or more past due. A loan is considered impaired when it is probable that not all principal and interest amounts will be collected according to the loan contract. The following table sets forth certain information regarding nonaccrual loans, including the ratio of such loans to total assets as of the dates indicated (dollars in thousands):

	At December 31, 2006	2005	2004	2003	2002
Nonperforming loans:					
Commercial loans	**$839**	$753	$413	$596	$442
Residential real estate loans	**—**	10	33	130	409
Consumer loans and other	**12**	3	208	—	—
Total nonperforming loans	**$851**	$766	$654	$726	$851
Total nonperforming loans to total assets	**0.26%**	0.28%	0.29%	0.41%	0.65%

Nonperforming loans at December 31, 2006 includes two loans past due over 90 days and still on accrual totaling $431,000. Due to certain circumstances, we believe that we will receive full payment for each of these loans. Nonperforming loans at December 31, 2005 includes a loan past due over 90 days and still on accrual totaling $447,000, which was brought current by the customer in January 2006. In addition to the nonperforming loans identified above, the Company has identified approximately $92,000 in additional impaired loans at December 31, 2006 through its ongoing loan review process.

Allowance and Provision for Loan Losses

The allowance for loan losses is a valuation allowance for credit losses in the loan portfolio. Management has adopted a methodology to properly analyze and determine an adequate loan loss allowance. The analysis is based on sound, reliable and well documented information and is designed to support an allowance that is adequate to absorb all estimated incurred losses in the Company's loan and lease portfolio.

Due to their similarities, the Company has grouped the loan portfolio into three components. The components are residential real estate, consumer loans and commercial loans. The Company has created a loan classification system to properly calculate the allowance for loan losses. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the sale of the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment and, accordingly, they are not separately identified for impairment disclosures.

In estimating the overall exposure to loss on impaired loans, the Company has considered a number of factors, including the borrower's character, overall financial condition, resources and payment record, the prospects for support from any financially responsible guarantors and the realizable value of any collateral.

The Company also considers other internal and external factors when determining the allowance for loan losses. These factors include, but are not limited to, changes in national and local economic conditions, commercial lending staff limitations, impact from lengthy commercial loan workout and charge-off period, loan portfolio concentrations and trends in the loan portfolio.

Senior management reviews this calculation and the underlying assumptions on a routine basis not less frequently than quarterly.

The allowance for loan losses amounted to $2.6 million and $2.2 million at December 31, 2006 and December 31, 2005, respectively. Based on an analysis performed by management at December 31, 2006, the allowance for loan losses is considered to be adequate to cover estimated loan losses in the portfolio as of that date. However, management's judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that significant additional increases in the allowance for loan losses will not be required.

The following table sets forth information with respect to activity in the allowance for loan losses for the periods indicated (dollars in thousands):

	Year Ended December 31,				
	2006	2005	2004	2003	2002
Allowance at beginning of year	**$2,207**	$1,843	$1,679	$1,100	$ 657
Charge-offs:					
Consumer and other loans	**16**	15	—	—	—
Commercial real estate	**—**	—	—	171	—
Commercial loans	**124**	102	130	778	—
Residential real estate	**—**	—	—	52	—
	140	117	130	1,001	—
Recoveries:					
Consumer loans	**3**	—	—	—	—
Commercial real estate	**—**	—	—	—	—
Commercial loans	**5**	—	12	—	—
Residential real estate	**—**	—	—	—	—
	8	—	12	—	—
Net charge-offs	**132**	117	118	1,001	—
Provision for loan losses charged to operating expenses	**546**	481	282	1,580	443
Allowance at end of year	**$2,621**	$2,207	$1,843	$1,679	$1,100
Ratio of net charge-offs to average loans outstanding	**0.05%**	0.06%	0.07%	0.75%	0.00%
Allowance as a percent of total loans	**0.92%**	0.94%	0.97%	1.10%	1.00%

The following table presents information regarding the total allowance for loan losses as well as the allocation of such amounts to the various categories of loans (dollars in thousands):

	At December 31,									
	2006		2005		2004		2003		2002	
	Amount	**% of Loans to Total Loans**	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans
Commercial real estate	**$1,689**	**69.7%**	$1,286	66.7%	$ 979	63.9%	$ 413	61.5%	$ 254	57.7%
Commercial	**225**	**6.7**	268	7.1	380	8.3	265	10.8	330	15.1
Residential real estate	**667**	**21.9**	621	24.7	425	24.6	166	24.0	134	23.5
Consumer and other	**40**	**1.7**	32	1.5	59	3.2	45	3.7	30	3.7
Unallocated general allowance[(1)]	**—**	**—**	—	—	—	—	790	—	352	—
Total allowance for loan losses	**$2,621**	**100.0%**	$2,207	100.0%	$1,843	100.0%	$1,679	100.0%	$1,100	100.0%
Allowance for loan losses as a percentage of total loans outstanding		**0.92%**		0.94%		0.97%		1.10%		1.00%

(1) Management revised its valuation process during 2004. This change in methodology resulted in the unallocated portion of the allowance for loan losses at December 31, 2003 being more precisely allocated between the Company's individual loan categories as shown above.

Deposits and Other Sources of Funds

General. In addition to deposits, the sources of funds available for lending and other business purposes include loan repayments, loan sales, Federal Home Loan Bank (FHLB) advances, federal funds purchased lines of credit, and securities sold under agreements to repurchase. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows are influenced significantly by general interest rates and market conditions. Borrowings may be used on a short-term basis to compensate for reductions in other sources, such as deposits, or due to favorable differentials in rates and other costs.

Deposits. Deposits are attracted principally from our primary geographic market areas in Duval County, Florida. The Bank also enhanced its geographical diversity by offering certificates of deposits nationally to other financial institutions. The Bank offers a broad selection of deposit products, including demand deposit accounts, NOW accounts, money market accounts, regular savings accounts, term certificates of deposit and retirement savings plans (such as IRAs). Certificate of deposit rates are set to encourage longer maturities as cost and market conditions will allow. Deposit account terms vary, with the primary differences being the minimum balance required, the time period the funds must remain on deposit, and the associated interest rates. The Company holds quarterly Asset Liability Committee (ALCO) meetings, comprised of members of the Board of Directors and management. In addition, pricing meetings are held by members of management on a monthly basis or more frequently if economic conditions dictate. The Bank emphasizes commercial banking and small business relationships in an effort to increase demand deposits as a percentage of total deposits.

The following table shows the distribution of, and certain other information relating to, our deposit accounts by type (dollars in thousands):

	At December 31,					
	2006		2005		2004	
	Average Balance	**Average Rate Paid**	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
Demand deposits	**$ 34,585**	**0.00%**	$ 34,475	0.00%	$ 22,607	0.00%
NOW deposits	**7,804**	**0.21**	8,103	0.22	7,980	0.14
Money market deposits	**132,206**	**4.45**	89,987	3.77	41,888	2.37
Savings deposits	**10,737**	**3.01**	13,495	1.97	13,817	1.25
Time deposits	**74,280**	**4.57**	69,411	3.25	98,391	2.69
Total deposits	**$259,612**	**3.70%**	$215,471	2.75%	$184,683	2.07%

The following table presents maturity of our time deposits at December 31, 2006:

	Deposits $100,000 and Greater	Deposits Less Than $100,000	Total
Due three months or less	$30,079	$22,295	$52,374
Due more than three months to six months	7,464	7,915	15,379
More than six months to one year	10,420	14,743	25,163
One to five years	1,369	4,923	6,292
More than five years	—	—	—
	$49,332	$49,876	$99,208

Liquidity

The Company's liquidity is its ability to maintain a steady flow of funds to support its ongoing operating, investing and financing activities. Our Board establishes policies and analyzes and manages liquidity to ensure that adequate funds are available to meet normal operating requirements in addition to unexpected customer demands for funds, such as high levels of deposit withdrawals or loan demand, in a timely and cost-effective manner. The most important factor in the preservation of liquidity is maintaining public confidence that facilitates the retention and growth of a large, stable supply of core deposits and wholesale funds. Ultimately, public confidence is generated through profitable operations, sound credit quality and a strong capital position. Liquidity management is viewed from a long-term and a short-term perspective as well as from an asset and liability perspective. We monitor liquidity through a regular review of loan and deposit maturities and loan and deposit forecasts to minimize funding risk. Sources of liquidity include converting liquid assets to cash, customer deposits and borrowings.

As discussed above, sources of liquidity include principal paydowns of loans and investment securities, customer deposits and borrowings. The Bank has an unsecured federal funds purchased accommodation with its main correspondent bank, totaling $5.3 million at December 31, 2006, of which $182 was utilized as of that date. In addition, the Company has invested in FHLB stock for the purpose of establishing credit lines with FHLB. This line is collateralized by a blanket lien arrangement on the Company's first mortgage loans, second mortgage loans and commercial real estate loans. Based on this collateral and the Company's holdings of FHLB stock, the Company was eligible to borrow up to $47.8 million from this credit line, of which it had borrowed $11.7 million at December 31, 2006. In addition, the Company had available credit lines with other correspondent banks totaling $27.2 million.

Scheduled maturities and paydowns of its investment securities are an additional source of liquidity. During 2006, the Company had received approximately $3.4 million from maturities and paydowns of investment securities. The Bank also has the ability to convert marketable securities into cash or access new or existing sources of incremental funds if the need should arise. Additionally, on December 14, 2006, the Company participated in a pooled offering of trust preferred securities of $3 million. This will provide additional liquidity to support the ongoing growth of the Company.

At December 31, 2006, the Bank had outstanding commitments to borrowers for available lines of credit and standby letters of credit totaling $31.9 million and $847,000, respectively. Based on the sources of liquidity discussed above, the Company believes that it has access to sufficient funds to cover such commitments, should the need arise.

Regulatory Capital Requirements

The Bank is required to meet certain minimum regulatory capital requirements. Quantitative measures established by regulation to ensure capital adequacy require us to maintain minimum amounts and percentages of total and Tier 1 capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). As of December 31, 2006, the Bank and Company met all capital adequacy requirements to which they were subject. The regulatory capital minimums and the Company's and Bank's actual data for the indicated periods are set forth in the table below (dollars in thousands).

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2006						
Total Capital to risk weighted assets						
Consolidated	**$33,052**	**11.48%**	**$23,043**	**8.00 %**	**N/A**	**N/A**
Bank	**29,594**	**10.18**	**23,263**	**8.00**	**$29,079**	**10.00%**
Tier 1 (Core) Capital to risk weighted assets						
Consolidated	**30,431**	**10.57**	**11,521**	**4.00**	**N/A**	**N/A**
Bank	**26,973**	**9.28**	**11,632**	**4.00**	**17,447**	**6.00**
Tier 1 (Core) Capital to average assets						
Consolidated	**30,431**	**9.47**	**12,856**	**4.00**	**N/A**	**N/A**
Bank	**26,973**	**8.38**	**12,872**	**4.00**	**16,091**	**5.00**
2005						
Total Capital to risk weighted assets						
Consolidated	$26,413	10.97%	$19,258	8.00 %	N/A	N/A
Bank	24,505	10.17	19,284	8.00	$24,105	10.00%
Tier 1 (Core) Capital to risk weighted assets						
Consolidated	24,206	10.05	9,629	4.00	N/A	N/A
Bank	22,298	9.25	9,642	4.00	14,463	6.00
Tier 1 (Core) Capital to average assets						
Consolidated	24,206	9.06	10,682	4.00	N/A	N/A
Bank	22,298	8.34	10,698	4.00	13,373	5.00

Under Federal Reserve policy, the Company is expected to act as a source of financial strength to, and to commit resources to support, The Jacksonville Bank. Management actively manages capital levels in conjunction with asset growth plans, creating a positive impact on shareholder value.

Off-Balance-Sheet Arrangements and Contractual Obligations

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are commitments to extend credit, unused lines of credit, and standby letters of credit, and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

The following is a summary of the Company's contractual obligations, including certain on-balance-sheet obligations, at December 31, 2006 (in thousands):

		Payments Due by Period			
Contractual Obligations	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Certificates of deposit	$ 99,208	$ 92,916	$ 6,124	$ 168	$ —
FHLB advances	11,650	8,650	3,000	—	—
Subordinated debt	7,000	—	—	—	7,000
Operating leases	5,813	640	1,353	1,397	2,423
Standby letters of credit	847	847	—	—	—
Unused line of credit loans	31,929	31,929	—	—	—
Total	$156,447	$134,982	$10,477	$1,565	$9,423

Asset-Liability Structure

As part of its asset and liability management, the Bank has emphasized establishing and implementing internal asset-liability decision processes as well as communications and control procedures to aid in enhancing its earnings. It is believed that these processes and procedures provide the Bank with better capital planning, asset mix and volume controls, loan pricing guidelines, and deposit interest rate guidelines, which should result in tighter controls and less exposure to interest-rate risk.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are interest-rate sensitive and by monitoring an institution's interest-rate sensitivity gap. An asset or liability is said to be interest-rate sensitive within a specific time period if it will mature or reprice within that time period. The interest-rate sensitivity gap is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. The gap ratio is computed as rate-sensitive assets less rate-sensitive liabilities as a percentage of total assets. A gap is considered positive when the total of rate-sensitive assets exceeds rate-sensitive liabilities. A gap is considered negative when the amount of rate-sensitive liabilities exceeds rate-sensitive assets. During a period of rising interest rates, a negative gap would be expected to adversely affect net interest income, while a positive gap should result in an increase in net interest income. During a period of falling interest rates, a negative gap would be expected to result in an increase in net interest income, while a positive gap should adversely affect net interest income.

In order to minimize the potential for adverse effects of material and prolonged changes in interest rates on the results of operations, the Bank continues to monitor asset and liability management policies to appropriately match the maturities and repricing terms of interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of: (1) emphasizing the origination of variable-rate loans; (2) maintaining a stable core deposit base; and (3) maintaining a sound level of liquid assets (cash and securities).

The following table sets forth certain information relating to our interest-earning assets and interest-bearing liabilities at December 31, 2006 that are estimated to mature or are scheduled to reprice within the period shown (dollars in thousands):

	3 Months or Less	Over 3 Months to 6 Months	Over 6 Months to 1 Year	Over 1 Year to 5 Years	Over 5 Years	Total
Loans:[1]						
Variable rate	$140,827	$ 4,248	$ 4,993	$ 27,563	$ —	$177,631
Fixed rate	14,591	4,459	12,138	71,478	2,704	105,370
Total loans	155,418	8,707	17,131	99,041	2,704	283,001
Securities	1,864	1,556	4,414	5,060	13,268	26,162
Federal funds sold	255	—	—	—	—	255
Federal Home Loan Bank stock	1,071	—	—	—	—	1,071
Total rate-sensitive assets	$158,608	$ 10,263	$ 21,545	$104,101	$15,972	$310,489
Deposit accounts:						
NOW deposits	10,524	—	—	—	—	10,524
Money market accounts	129,858	—	—	—	—	129,858
Savings deposits	10,069	—	—	—	—	10,069
Time deposits	52,447	15,321	25,164	6,292	—	99,224
Total deposit accounts[2]	202,898	15,321	25,164	6,292	—	249,675
FHLB advances	2,832	—	—	9,000	—	11,832
Subordinated debt	7,000	—	—	—	—	7,000
Total rate-sensitive liabilities	$212,730	$ 15,321	$ 25,164	$ 15,292	$ —	$268,507
Gap repricing difference	$ (54,122)	$ (5,058)	$ (3,619)	$ 88,809	$15,972	$ 41,982
Cumulative gap	$ (54,122)	$(59,180)	$(62,799)	$ 26,010	$41,982	
Cumulative gap to total rate-sensitive assets	(17.4)%	(19.1)%	(20.2)%	8.4%	13.5%	

(1) Variable rate loans are included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the loans mature. Fixed rate loans are scheduled, including repayments, according to their contractual maturities.
(2) Certain liabilities such as NOW, money market and savings accounts, while technically subject to immediate repricing in response to changing market rates, historically do not reprice as quickly nor to the extent as other interest-sensitive accounts.

Results of Operations

Our operating results depend primarily on our net interest income, which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities, consisting primarily of deposits. Net interest income is determined by the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest rate spread") and the relative amounts of interest-earning assets and interest-bearing liabilities. Our interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. In addition, our net earnings are also affected by the level of nonperforming loans and foreclosed assets, as well as the level of noninterest income and noninterest expense, such as salaries and employee benefits, occupancy and equipment costs, and income taxes.

The following table sets forth, for the periods indicated, information regarding: (1) the total dollar amount of interest and dividend income from interest-earning assets and the resultant average yield; (2) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average costs; (3) net interest/dividend income; (4) interest rate spread; and (5) net interest margin. Average balances are based on average daily balances (dollars in thousands).

	Year Ended December 31,								
	2006			2005			2004		
	Average Balance	Interest and Dividends	Average Yield/ Rate	Average Balance	Interest and Dividends	Average Yield/ Rate	Average Balance	Interest and Dividends	Average Yield/ Rate
Interest-earning assets:									
Loans[1]	$260,318	$20,654	7.93%	$211,456	$14,708	6.96%	$168,954	$ 9,886	5.85%
Securities[2]	26,025	1,207	4.64	24,034	992	4.13	18,722	880	4.70
Other interest-earning assets[3]	4,579	161	3.52	2,183	50	2.29	8,626	92	1.07
Total interest-earning assets	$290,922	$22,022	7.57	$237,673	$15,750	6.63	$196,302	$10,858	5.53
Noninterest-earning assets[4]	13,662			10,493			6,337		
Total assets	$304,584			$248,166			$202,639		
Interest-bearing liabilities:									
Savings deposits	10,737	323	3.01	13,495	266	1.97	13,817	173	1.25
NOW deposits	7,804	16	0.21	8,103	18	0.22	7,980	11	0.14
Money market deposits	132,206	5,885	4.45	89,987	3,394	3.77	41,888	991	2.37
Time deposits	74,280	3,398	4.57	69,411	2,255	3.25	98,391	2,650	2.69
FHLB advances	18,362	969	5.28	8,879	337	3.80	—	—	—
Subordinated debentures	4,156	335	8.06	4,000	246	6.15	2,164	99	4.57
Other interest-bearing liabilities[5]	323	19	5.88	414	13	3.14	241	4	1.66
Total interest-bearing liabilities	247,868	10,945	4.42	194,289	6,529	3.36	164,481	3,928	2.39
Noninterest-bearing liabilities	35,558			35,281			23,049		
Shareholders' equity	21,158			18,596			15,109		
Total liabilities and shareholders' equity	$304,584			$248,166			$202,639		
Net interest/dividend income		$11,077			$ 9,221			$ 6,930	
Interest rate spread[6]			3.15%			3.27%			3.14%
Net interest margin[7]			3.81%			3.88%			3.53%
Ratio of average interest-earning assets to average interest-bearing liabilities	1.17			1.22			1.19		

(1) Average loans include nonperforming loans. Interest on loans includes loan fees of $298 in 2006, $269 in 2005 and $162 in 2004.
(2) Interest income and rates include the effects of a tax equivalent adjustment using a federal tax rate of 34% in adjusting tax-exempt interest on tax-exempt investment securities to a fully taxable basis.
(3) Includes federal funds sold.
(4) For presentation purposes, the BOLI acquired by the Bank has been included in noninterest-earning assets.
(5) Includes federal funds purchased.
(6) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(7) Net interest margin is net interest income divided by average interest-earning assets.

Rate/Volume Analysis

The following table sets forth certain information regarding changes in interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (change in rate multiplied by prior volume); (2) changes in volume (change in volume multiplied by prior rate); and (3) changes in rate-volume (change in rate multiplied by change in volume). Dollars are in thousands.

Years Ended December 31, 2006 vs. 2005:

	Increase (Decrease) Due to[1]		
	Rate	**Volume**	**Total**
Interest-earning assets:			
Loans	**$2,250**	**$3,696**	**$5,946**
Securities	**129**	**86**	**215**
Other interest-earning assets	**36**	**75**	**111**
Total	**2,415**	**3,857**	**6,272**
Interest-bearing liabilities:			
Savings deposits	**119**	**(62)**	**57**
NOW deposits	**(1)**	**(1)**	**(2)**
Money market deposits	**691**	**1,800**	**2,491**
Time deposits	**975**	**168**	**1,143**
FHLB advances	**169**	**463**	**632**
Subordinated debentures	**79**	**10**	**89**
Other interest-bearing liabilities	**9**	**(3)**	**6**
Total	**2,041**	**2,375**	**4,416**
Net change in net interest income	**$ 374**	**$1,482**	**$1,856**

Years Ended December 31, 2005 vs. 2004:

	Increase (Decrease) Due to[1]		
	Rate	Volume	Total
Interest-earning assets:			
Loans	$2,067	$2,755	$4,822
Securities	(116)	228	112
Other interest-earning assets	58	(100)	(42)
Total	2,009	2,883	4,892
Interest-bearing liabilities:			
Savings deposits	97	(4)	93
NOW deposits	7	—	7
Money market deposits	819	1,584	2,403
Time deposits	480	(875)	(395)
FHLB advances	—	337	337
Subordinated debentures	42	105	147
Other interest-bearing liabilities	5	4	9
Total	1,450	1,151	2,601
Net change in net interest income	$ 559	$1,732	$2,291

(1) The change in interest due to both rate and volume has been allocated to the volume and rate components in proportion to the relationship of the dollar amounts of the absolute change in each.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

General. Net earnings for the year ended December 31, 2006 was $2.5 million, or $1.46 per basic share and $1.39 per diluted share, compared to a net earnings of $2.2 million, or $1.27 per basic and $1.21 per diluted share in 2005.

Interest Income and Expense. Interest income totaled $22.0 million for the year ended December 31, 2006, compared to $15.7 million in 2005. Interest earned on loans was $20.7 million in 2006, compared to $14.7 million in 2005. This increase resulted from an increase in the average loan portfolio balance from $211.5 million for the year ended December 31, 2005 to $260.3 million for the year ended December 31, 2006, combined with an increase in the average yield on loans from 6.96% in 2005 to 7.93% in 2006. The Company was able to benefit from the additional increases in short-term interest rates by the Federal Reserve Board in 2006.

Interest on securities was $1.2 million for the year ended December 31, 2006, compared to $990,000 for the year ended December 31, 2005. The Company invested approximately $5.2 million in new securities in the current year, of which $2.0 million was invested in municipal securities. This resulted in an overall increase in the portfolio yield of 51 basis points on a tax-equivalent basis.

Interest expense on deposit accounts amounted to $9.6 million for the year ended December 31, 2006, compared to $5.9 million in 2005. The increase resulted from an increase in the average balance of interest-bearing deposits from $181.0 million in 2005 to $225.0 million in 2006, combined with an increase in the weighted average cost of interest-bearing deposits from 3.28% in 2005 to 4.27% in 2006 due to the additional increases in short-term interest rates by the Federal Reserve Board during 2006. Interest on FHLB advances, subordinated debt and other borrowings amounted to $1.3 million for the year ended December 31, 2006, with a weighted average cost of 5.79%. In December 2006, the Company issued an additional $3.0 million of trust preferred securities priced at three-month LIBOR plus 173 basis points.

Provision for Loan Losses. The provision for loan losses is charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon the volume and type of lending conducted by the Company, the amount of nonperforming loans, and general economic conditions, particularly as they relate to the Company's market areas, and other factors related to the collectibility of the Company's loan portfolio. The provision for the year ended December 31, 2006 was $546,000, compared to $481,000 in 2005. This increase was a result of the increase in average loans outstanding during 2006, as credit quality remained healthy with nonperforming loans at 0.30% of total loans outstanding at year-end and net charge-offs at 0.05% of average loans for the year. Management believes that the allowance for loan losses of $2.6 million at December 31, 2006 is adequate.

Noninterest Income. Noninterest income increased to $1.0 million for the year ended December 31, 2006, compared to $964,000 for the year ended December 31, 2005. This increase is mainly the result of $202,000 earned on the $4.5 million Bank Owned Life Insurance contract entered into during the second quarter of 2005 and outstanding for all of 2006 along with an increase in mortgage origination fees.

Noninterest Expense. Noninterest expense totaled $7.6 million for the year ended December 31, 2006, compared to $6.3 million in 2005. Salaries and employee benefits and occupancy and equipment increased $1.0 million over 2005 as a result of the Bank's fourth and fifth locations, which opened for business on February 6 and June 9, respectively. Salaries and employee benefits also increased as a result of SFAS 123R, *Share-Based Payments*, which required that compensation associated with share-based payments be expensed beginning January 1, 2006. Data processing and courier, freight and postage expenses also increased as a result of the additional branch locations.

Income Taxes (Benefit). Income taxes for the year ended December 31, 2006 was $1,477,000 (an effective rate of 36.9%) compared to $1,242,000 in 2005 (an effective rate of 36.4%).

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

General. Net earnings for the year ended December 31, 2005 was $2.2 million, or $1.27 per basic share and $1.21 per diluted share, compared to a net earnings of $1.3 million, or $.86 per basic and $.79 per diluted share in 2004.

Interest Income and Expense. Interest income totaled $15.7 million for the year ended December 31, 2005, compared to $10.9 million in 2004. Interest earned on loans was $14.7 million in 2005, compared to $9.9 million in 2004. This increase resulted from an increase in the average loan portfolio balance from $169.0 million for the year ended December 31, 2004 to $211.5 million for the year ended December 31, 2005, combined with an increase in the average yield on loans from 5.85% in 2004 to 6.96% in 2005. The Company was able to benefit from an increase in short-term interest rates by the Federal Reserve Board in 2005.

Interest on securities was $990,000 for the year ended December 31, 2005, compared to $880,000 for the year ended December 31, 2004. The Company invested approximately $7.2 million in new securities in the current year while continuing with the plan executed by management in 2004 to mitigate extension risk within the securities portfolio by shortening the duration. This, along with called securities, resulted in an overall decline in the portfolio yield of 57 basis points.

Interest expense on deposit accounts amounted to $5.9 million for the year ended December 31, 2005, compared to $3.8 million in 2004. The increase resulted from an increase in the average balance of interest-bearing deposits from $162.1 million in 2004 to $181.0 million in 2005, combined with an increase in the weighted average cost of interest-bearing deposits from 2.36% in 2004 to 3.28% in 2005 due to the increases in short-term interest rates by the Federal Reserve Board during 2005. Interest on FHLB advances, subordinated debt and other borrowings amounted to $596,000 for the year ended December 31, 2005, with a weighted average cost of 4.48%. In June 2004, the Company issued $4.0 million of trust preferred securities priced at three-month LIBOR plus 263 basis points.

Provision for Loan Losses. The provision for loan losses is charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon the volume and type of lending conducted by the Company, the amount of nonperforming loans, and general economic conditions, particularly as they relate to the Company's market areas, and other factors related to the collectibility of the Company's loan portfolio. The provision for the year ended December 31, 2005 was $481,000, compared to $282,000 in 2004. This increase was a result of the increase in average loans outstanding during 2005, as credit quality remained healthy with nonperforming loans at 0.33% of total loans outstanding at year-end and net charge-offs at 0.06% of average loans for the year. Management believes that the allowance for loan losses of $2.2 million at December 31, 2005 is adequate.

Noninterest Income. Noninterest income increased to $964,000 for the year ended December 31, 2005, compared to $767,000 for the year ended December 31, 2004. This increase is mainly the result of $135,000 earned on the $4.5 million Bank Owned Life Insurance contract entered into during the second quarter of 2005.

Noninterest Expense. Noninterest expense totaled $6.3 million for the year ended December 31, 2005, compared to $5.3 million in 2004. During 2005, the Company fully absorbed the cost of 2004 staff additions and the relocation of its main office and headquarters. Additionally, during the fourth quarter, the Company began absorbing personnel and occupancy expenses related to its fourth branch (announced during the third quarter of 2005) which opened for business February 6, 2006. Advertising and business development expenses increased slightly due to the Company's campaign to attract small business customers as well as its ongoing efforts to promote its current product lines. Professional fees decreased during 2005 primarily as a result of the SEC's decision to postpone the external audit requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for companies with less than $75 million in public float. The Company continued with its internal implementation of Section 404 during 2006.

Income Taxes (Benefit). Income taxes for the year ended December 31, 2005 was $1,242,000 (an effective rate of 36.4%) compared to $806,000 in 2004 (an effective rate of 37.6%).

Report of Independent Registered Public Accounting Firm

Jacksonville Bancorp, Inc.
Jacksonville, Florida

We have audited the accompanying consolidated balance sheets of Jacksonville Bancorp, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Crowe Chizek and Company LLC

Fort Lauderdale, Florida
March 27, 2007

Jacksonville Bancorp, Inc.
Consolidated Balance Sheets

(Dollar amounts in thousands except per share data)	December 31, 2006	December 31, 2005
Assets		
Cash and due from financial institutions	**$ 4,373**	$ 4,399
Federal funds sold	**105**	368
Cash and cash equivalents	**4,478**	4,767
Securities available for sale	**26,059**	24,211
Securities held to maturity (fair value 2006-$50, 2005-$50)	**50**	50
Loans, net of allowance for loan losses of $2,621 in 2006 and $2,207 in 2005	**281,006**	232,031
Bank owned life insurance	**4,837**	4,635
Federal Home Loan Bank stock, at cost	**1,071**	1,062
Premises and equipment, net	**4,616**	3,821
Accrued interest receivable	**2,107**	1,425
Deferred income taxes	**671**	464
Other assets	**680**	578
Total assets	**$325,575**	$273,044
Liabilities and Shareholders' Equity		
Deposits		
Noninterest-bearing	**$ 32,967**	$ 40,582
Money market, NOW and savings deposits	**150,451**	127,425
Time deposits	**99,208**	66,204
Total deposits	**282,626**	234,211
Federal funds purchased	**182**	—
Federal Home Loan Bank advances	**11,650**	13,650
Subordinated debentures	**7,000**	4,000
Other liabilities	**979**	1,337
Total liabilities	**302,437**	253,198
Shareholders' equity		
Preferred stock, $.01 par value; 2,000,000 shares authorized; none issued or outstanding	**—**	—
Common stock, $.01 par value; 8,000,000 shares authorized; 1,743,338 and 1,716,366 shares issued in 2006 and 2005	**17**	17
Additional paid-in capital	**18,230**	17,526
Retained earnings	**5,241**	2,718
Treasury stock, at cost (2006-1,650 shares, 2005-1,650 shares)	**(57)**	(54)
Accumulated other comprehensive loss	**(293)**	(361)
Total shareholders' equity	**23,138**	19,846
Total liabilities and shareholders' equity	**$325,575**	$273,044

See accompanying notes to financial statements.

Consolidated Statements of Income

(Dollar amounts in thousands except per share data)	Years ended December 31, **2006**	2005	2004
Interest and dividend income			
Loans, including fees	**$20,654**	$14,708	$ 9,886
Taxable securities	**979**	910	876
Tax-exempt securities	**223**	80	4
Federal funds sold and other	**161**	50	92
Total interest income	**22,017**	15,748	10,858
Interest expense			
Deposits	**9,622**	5,933	3,825
Federal Home Loan Bank advances	**969**	337	—
Subordinated debentures	**335**	246	99
Federal funds purchased and repurchase agreements	**19**	13	4
Total interest expense	**10,945**	6,529	3,928
Net interest income	**11,072**	9,219	6,930
Provision for loan losses	**546**	481	282
Net interest income after provision for loan losses	**10,526**	8,738	6,648
Noninterest income			
Service charges on deposit accounts	**555**	625	654
Net gain on sales of securities	**—**	—	5
Net gain (loss) on sales of foreclosed assets	**—**	—	20
Net loss on disposal of premises and equipment	**(9)**	—	(68)
Other	**501**	339	156
Total noninterest income	**1,047**	964	767
Noninterest expense			
Salaries and employee benefits	**3,754**	3,195	2,543
Occupancy and equipment	**1,468**	1,012	724
Data processing	**501**	438	400
Advertising and business development	**408**	415	399
Professional fees	**372**	375	469
Telephone	**98**	62	64
Director fees	**268**	202	165
Courier, freight and postage	**170**	124	98
Other	**534**	464	412
Total noninterest expense	**7,573**	6,287	5,274
Income before income taxes	**4,000**	3,415	2,141
Income tax expense	**1,477**	1,242	806
Net income	**$ 2,523**	$ 2,173	$ 1,335
Earnings per share:			
Basic	**$ 1.46**	$ 1.27	$ .86
Diluted	**$ 1.39**	$ 1.21	$ .79

See accompanying notes to financial statements.

Jacksonville Bancorp, Inc.

Consolidated Statements of Changes in Shareholders' Equity

(Dollar amounts in thousands except per share data)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
	Years ended December 31,						
Balance at January 1, 2004	1,467,166	$15	$14,230	$ (789)	$ —	$ (49)	$13,407
Comprehensive income:							
Net income				1,335			1,335
Change in unrealized gain (loss) on securities available for sale, net of reclassification and tax benefit						(91)	(91)
Total comprehensive income							1,244
Exercise of common stock options, including tax benefit of $85	16,300		230				230
Exercise of common stock warrants	224,900	2	2,921				2,923
Balance at December 31, 2004	1,708,366	17	17,381	546	—	(140)	17,804
Comprehensive income:							
Net income				2,173			2,173
Change in unrealized gain (loss) on securities available for sale, net of sale, net of tax benefit						(221)	(221)
Total comprehensive income							1,952
Share-based compensation	4,500			(1)	132		131
Purchase of treasury stock	(6,150)				(186)		(186)
Exercise of common stock options, including tax benefit of $53	8,000		145				145
Balance at December 31, 2005	1,714,716	17	17,526	2,718	(54)	(361)	19,846
Comprehensive income:							
Net income				2,523			2,523
Change in unrealized gain (loss) on securities available for sale, net of tax benefit						68	68
Total comprehensive income							2,591
Share-based compensation	6,900		153		228		381
Purchase of treasury stock	(6,900)				(231)		(231)
Exercise of common stock options, including tax benefit of $212	26,972		551				551
Balance at December 31, 2006	**1,741,688**	**$17**	**$18,230**	**$5,241**	**$ (57)**	**$(293)**	**$23,138**

See accompanying notes to financial statements.

Consolidated Statements of Cash Flows

(Dollar amounts in thousands except per share data)	Years ended December 31, 2006	2005	2004
Cash flows from operating activities			
Net income	**$ 2,523**	$ 2,173	$ 1,335
Adjustments to reconcile net income to net cash from operating activities			
Provision for loan losses	**546**	481	282
Depreciation and amortization	**526**	424	309
Earnings on Bank owned life insurance	**(202)**	(135)	—
Share-based compensation	**381**	131	—
Loss on disposal of premises and equipment	**9**	—	68
Deferred income tax (benefit) expense	**(306)**	(221)	419
Net amortization of deferred loan fees	**(199)**	(201)	(97)
Net amortization (accretion) of securities	**37**	45	13
Net realized gain on sales of securities	**—**	—	(5)
Net realized (gain) loss on sale of foreclosed asset	**—**	—	(20)
Excess tax benefits from share-based payment arrangements—prior to 2006	**—**	53	85
Net change in:			
Other assets	**(856)**	(525)	(158)
Accrued expenses and other liabilities	**(300)**	585	106
Net cash from operating activities	**2,159**	2,810	2,337
Cash flows from investing activities			
Available for sale securities:			
Sales	**—**	—	3,800
Maturities, prepayments and calls	**3,427**	5,750	7,928
Purchases	**(5,203)**	(7,235)	(18,227)
Loan originations and payments, net	**(49,322)**	(44,174)	(37,345)
Purchase of Bank owned life insurance	**—**	(4,500)	—
Additions to premises and equipment	**(1,258)**	(489)	(1,421)
Purchase of Federal Home Loan Bank stock, net of redemptions	**(9)**	(709)	(87)
Proceeds from sale of foreclosed assets, net	**—**	—	415
Net cash from investing activities	**(52,365)**	(51,357)	(44,937)
Cash flows from financing activities			
Net change in deposits	**48,415**	33,023	42,649
Net change in federal funds purchased	**182**	—	(4,296)
Net change in short-term Federal Home Loan Bank advances	**(2,000)**	10,650	—
Net change in other borrowings	**—**	—	—
Proceeds from issuance of subordinated debt	**3,000**	—	4,000
Proceeds from long-term Federal Home Loan Bank advances	**—**	3,000	—
Proceeds from exercise of common stock warrants	**—**	—	2,923
Proceeds from exercise of common stock options	**339**	92	165
Excess tax benefits from share-based payment arrangements in 2006	**212**	—	—
Purchase of treasury stock	**(231)**	(186)	—
Net cash from financing activities	**49,917**	46,579	45,441
Net change in cash and cash equivalents	**(289)**	(1,968)	2,841
Beginning cash and cash equivalents	**4,767**	6,735	3,894
Ending cash and cash equivalents	**$ 4,478**	$ 4,767	$ 6,735
Supplemental cash flow information:			
Interest paid	**$ 10,849**	$ 6,487	$ 3,939
Income taxes paid	**2,162**	1,131	65

See accompanying notes to financial statements.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: Jacksonville Bancorp, Inc. is a financial holding company headquartered in Jacksonville, Florida. The consolidated financial statements include the accounts of Jacksonville Bancorp, Inc. and its wholly owned, primary operating subsidiary, The Jacksonville Bank, and the Bank's wholly owned subsidiary, Fountain Financial, Inc. The consolidated entity is referred to as "the Company," and the Bank and its subsidiary are referred to as "the Bank." The Company's financial condition and operating results principally reflect those of the Bank. All intercompany transactions and balances are eliminated in consolidation.

The Company currently provides financial services through its five offices in Jacksonville, Duval County, Florida. Our primary business segment is community banking and consists of attracting deposits from the general public and using such deposits and other sources of funds to originate commercial business loans, commercial real estate loans, residential mortgage loans and a variety of consumer loans. Substantially all loans are secured by specific items of collateral, including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. There are no significant concentrations of loans to any one industry or customer. However, the customers' ability to repay their loans is dependent on the real estate and general economic conditions in the area.

Use of Estimates: To prepare financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ from those estimates. Changes in assumptions or in market conditions could significantly affect the estimates.

Cash Flows: For the purposes of the consolidated statements of cash flows, cash and cash equivalents include cash on hand, noninterest-bearing deposits with other financial institutions under 90 days and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest-bearing deposits in other financial institutions, short-term Federal Home Loan Bank (FHLB) advances, federal funds purchased and other borrowings.

Securities: Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be sold before maturity. Equity securities with readily determinable fair values are classified as available for sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax. Other securities, such as FHLB stock, are carried at cost.

Interest income includes amortization of purchase premiums and accretion of purchase discounts. Premiums and discounts on securities are amortized on the level yield without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated. Gains and losses are recorded on the trade date and determined using the specific identification method.

Declines in the fair value of securities below their cost that are other-than-temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: the length of time and extent that fair value has been less than cost; the financial condition and near term prospects of the issuer; and the Company's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well secured and in process of collection. Unsecured consumer loans are typically charged off when the loan becomes 90 days past due. Consumer loans secured by collateral other than real estate are charged off after a review of all factors affecting the ability to collect on the loan, including the borrower's character, overall financial condition, resources and payment record, the prospects for support from any financially responsible guarantors, and the realizable value of any collateral. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Overdrawn customer checking accounts are reclassified as consumer loans and are evaluated on an individual basis for collectibility. The balances, which totaled $406 and $178 at December 31, 2006 and 2005, respectively, are included in the estimate of allowance for loan losses and are charged off when collectibility is considered doubtful.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as special mention, substandard or doubtful. The general component covers non-classified loans by loan type and is based on historical loss experience for each loan type adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the sale of the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment and, accordingly, they are not separately identified for impairment disclosures.

Foreclosed Assets: Assets acquired through or in place of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Costs incurred after acquisition are expensed.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 40 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 10 years.

Long-term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance-sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Bank Owned Life Insurance: The Bank has purchased life insurance policies on certain key employees. Bank owned life insurance is recorded at its cash surrender value or its realizable value. Changes in cash surrender value are recognized as tax-free noninterest income and are included in other income on the Consolidated Statements of Income.

Stock Compensation: Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-Based Payments*, using the modified prospective transition method. Accordingly, the Company has recorded stock-based employee compensation cost using the fair value method starting in 2006. For 2006, adopting this standard resulted in a reduction of income before income taxes of $135, a reduction in net income of $135, a decrease in basic and diluted earnings per share of $.08 and $.08, a decrease in cash flow from operations of $212 and an increase in cash flows from financing of $212.

Prior to January 1, 2006, employee compensation expense under stock options was reported using the intrinsic value method; therefore, no stock-based compensation cost is reflected in net income for the years ending December 31, 2005 and 2004, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant.

(Dollar amounts in thousands except per share data)

The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation* for the years ending December 31.

	2005	2004
Net income as reported	$2,173	$1,335
Deduct: Share-based compensation expense determined under fair value based method	120	117
Pro forma net income	2,053	1,218
Basic earnings per share as reported	1.27	.86
Pro forma basic earnings per share	1.20	.78
Diluted earnings per share as reported	1.21	.79
Pro forma diluted earnings per share	1.14	.72

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.

The effect of stock options and warrants is the sole common stock equivalent for the purposes of calculating diluted earnings per common share.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

Treasury Stock: Treasury stock is carried at cost. Gains and losses on issuances are based on the market price of the underlying common stock at the date of issuance and are determined using the first-in, first-out (FIFO) method. Gains on issuances are credited to additional paid-in capital while losses are charged to additional paid-in capital to the extent that previous net gains from issuances are included therein, otherwise to retained earnings. Gains or losses on the issuances of treasury stock are not credited or charged to income.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank was required to meet regulatory reserve and clearing requirements. These balances do not earn interest.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Operating Segments: While the chief decision makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated into one reportable operating segment.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

Adoption of New Accounting Standards: Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-Based Payments.* See "Stock Compensation" above for further discussion of the effect of adopting this standard.

In September 2006, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108),* which is effective for fiscal years ending on or after November 15, 2006. SAB 108 provides guidance on how the effects of prior-year uncorrected financial statement misstatements should be considered in quantifying a current year misstatement. SAB 108 requires public companies to quantify misstatements using both an income statement (rollover) and balance sheet (iron curtain) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. Adjustments considered immaterial in prior years under the method previously used, but now considered material under the dual approach required by SAB 108, are to be recorded upon initial adoption of SAB 108. The adoption of SAB 108 had no effect on the Company's financial statements for the year ending December 31, 2006.

Effect of Newly Issued but Not Yet Effective Accounting Standards: New accounting standards have been issued that the Company does not expect will have a material effect on the financial statements when adopted in future years or for which the Company has not yet completed its evaluation of the potential effect upon adoption. In general, these standards revise the accounting for derivatives embedded in other financial instruments for 2007, revise the recognition and accounting for servicing of financial assets for 2007, establish a hierarchy about the assumptions used to measure fair value for 2008, change the recognition threshold and measurement guidance for tax positions that contain significant uncertainty in 2007, revise the accrual of post-retirement benefits associated with providing life insurance for 2008, and revise the accounting for cash surrender value for 2007.

NOTE 2—SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2006			
U.S. Treasury and federal agency	**$10,280**	**$19**	**$(212)**
Mortgage-backed	**8,829**	**6**	**(172)**
State and county municipal	**6,950**	**—**	**(110)**
Total	**$26,059**	**$25**	**$(494)**
2005			
U.S. Treasury and federal agency	$ 7,108	$ 7	$(194)
Mortgage backed	12,231	16	(243)
State and county municipal	4,872	—	(164)
Total	$24,211	$23	$(601)

The carrying amount, unrecognized gains and losses, and fair value of securities held to maturity were as follows:

	Carrying Amount	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
2006				
Other	**$50**	**$—**	**$—**	**$50**
2005				
Other	$50	$—	$—	$50

Sales of available for sale securities were as follows:

	2006	2005	2004
Proceeds	**$—**	$—	$3,800
Gross gains	**—**	—	43
Gross losses	**—**	—	(38)

The tax provision related to these net realized gains and losses was $2 in 2004.

The fair value of debt securities and carrying amount, if different, at year end 2006 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Held to maturity		Available for sale
	Carrying Amount	Fair Value	Fair Value
Due in one year or less	$—	$—	$ —
Due from one to five years	50	50	2,971
Due from five to ten years	—	—	9,264
Due after ten years	—	—	4,995
Mortgage backed	—	—	8,829
Total	$50	$50	$26,059

There were no securities pledged at year end 2006 and 2005. At year end 2006 and 2005, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders' equity.

(Dollar amounts in thousands except per share data)

Securities with unrealized losses at year end 2006 and 2005, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
2006						
U.S. Treasury and federal agency	**$ 499**	**$ —**	**$ 6,584**	**$(212)**	**$ 7,083**	**$(212)**
Mortgage-backed	**433**	**(1)**	**7,846**	**(171)**	**8,279**	**(172)**
State and county municipal	**811**	**(8)**	**5,704**	**(102)**	**6,515**	**(110)**
Total temporarily impaired	**$1,743**	**$(9)**	**$20,134**	**$(485)**	**$21,877**	**$(494)**
2005						
U.S. Treasury and federal agency	$ 495	$ (5)	$ 6,106	$(189)	$ 6,601	$(194)
Mortgage-backed	4,226	(82)	6,536	(161)	10,762	(243)
State and county municipal	4,872	(164)	—	—	4,872	(164)
Total temporarily impaired	$9,593	$(251)	$12,642	$(350)	$22,235	$(601)

The Company evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer's financial condition, the Company may consider whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer's financial condition.

The Company views these unrealized losses to be temporary in nature. The driving factor behind the reduction in fair value below cost is the increase in market interest rates, not the credit quality of the debt securities, most of which are rated Aaa or higher and have not been downgraded. The Company's portfolio value has declined 2.21% from cost which is consistent with normal fluctuations of value due to changes in interest rates. The Company expects that the value of its portfolio will recover over time as the debt securities approach maturity. As management has the ability to hold these securities for the foreseeable future as they are classified as available for sale, no declines are deemed to be other-than-temporary.

NOTE 3—LOANS

Loans at year end were as follows:

	2006	2005
Commercial	**$ 18,903**	$ 16,681
Real estate:		
Residential	**62,270**	57,985
Commercial	**170,762**	135,115
Construction	**25,479**	20,245
Farmland	**1,800**	900
Consumer	**4,693**	3,461
Subtotal	**283,907**	234,387
Less: Net deferred loan fees	**(280)**	(149)
Allowance for loan losses	**(2,621)**	(2,207)
Loans, net	**$281,006**	$232,031

Activity in the allowance for loan losses was as follows:

	2006	2005	2004
Beginning balance	**$2,207**	$1,843	$1,679
Provision for loan losses	**546**	481	282
Loans charged off	**(140)**	(117)	(130)
Recoveries	**8**	—	12
Ending balance	**$2,621**	$2,207	$1,843

Impaired loans were as follows:

	2006	2005
Year-end loans with no allocated allowance for loan losses	**$378**	$ —
Year-end loans with allocated allowance for loan losses	**194**	408
Total	**$572**	$408
Amount of the allowance for loan losses allocated	**$ 30**	$165

	2006	2005	2004
Average of impaired loans during the year	**$408**	$481	$758
Interest income recognized during impairment	**25**	24	25
Cash-basis interest income recognized	**23**	24	25

Nonperforming loans were as follows:

	2006	2005
Loans past due over 90 days still on accrual	**$809**	$447
Nonaccrual loans	**420**	319

Nonperforming loans includes both smaller balance homogeneous loans totaling $851 in 2006 and $450 in 2005 that are collectively evaluated for impairment and individually classified impaired loans totaling $378 in 2006 and $316 in 2005.

NOTE 4—PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	2006	2005
Land	**$ 1,075**	$ 1,075
Buildings	**1,358**	1,358
Furniture, fixtures and equipment	**1,771**	1,546
Leasehold improvements	**1,890**	980
Construction in progress	**—**	96
	6,094	5,055
Less: Accumulated depreciation	**(1,478)**	(1,234)
	$ 4,616	$ 3,821

Depreciation expense, including amortization of leasehold improvements, was $418, $320 and $216 for the years ended December 31, 2006, 2005 and 2004, respectively.

Construction in Progress: Construction in progress at December 31, 2005 represented leasehold improvements and furniture and equipment for the Company's two newest office facilities that were opened in 2006.

Operating Leases: The Company leases certain office facilities under operating leases that generally contain annual escalation clauses and renewal options. Rent expense was $722, $419 and $257 for 2006, 2005 and 2004, respectively. Rent commitments under noncancelable operating leases, before considering renewal options that generally are present, were as follows:

2007	$ 640
2008	671
2009	682
2010	693
2011	704
Thereafter	2,423
Total	$5,813

NOTE 5—DEPOSITS

Time deposits of $100,000 or more were $49,332 and $24,466 at year end 2006 and 2005.

Scheduled maturities of time deposits for the next five years were as follows:

2007	$92,916
2008	4,201
2009	1,923
2010	168
2011	—
Thereafter	—

NOTE 6—FEDERAL HOME LOAN BANK ADVANCES

At year end, advances from FHLB were as follows:

	2006	2005
Overnight advance maturing daily at a daily variable interest rate of 5.50% and 4.40% at December 31, 2006 and 2005, respectively	**$ 8,650**	$10,650
Advances maturing April 11, 2008 at a fixed rate of 4.36%	**3,000**	3,000
	$11,650	$13,650

Each advance is payable at its maturity date, with a prepayment penalty for the fixed rate advance. The advances were collateralized by a blanket lien arrangement of the Company's first mortgage loans, second mortgage loans and commercial real estate loans.

NOTE 7—SUBORDINATED DEBENTURES

On June 17, 2004, the Company participated in a pooled offering of trust preferred securities. The Company formed Jacksonville Statutory Trust I (the "Trust I"), a wholly owned statutory trust subsidiary for the purpose of issuing the trust preferred securities. The Trust I used the proceeds from the issuance of $4 million in trust preferred securities to acquire junior subordinated debentures of the Company. The trust preferred securities essentially mirror the debt securities, carrying a cumulative preferred dividend at a variable rate equal to the interest rate on the debt securities (three-month LIBOR plus 263 basis points). The initial rate in effect at the time of issuance was 4.06% and is subject to change quarterly. The rate in effect at December 31, 2006 was 7.99%.

On December 14, 2006, the Company participated in a pooled offering of trust preferred securities. The Company formed Jacksonville Statutory Trust II (the "Trust II"), a wholly owned statutory trust subsidiary for the purpose of issuing the trust preferred securities. The Trust II used the proceeds from the issuance of $3 million in trust preferred securities to acquire

(Dollar amounts in thousands except per share data)

junior subordinated debentures of the Company. The trust preferred securities essentially mirror the debt securities, carrying a cumulative preferred dividend at a variable rate equal to the interest rate on the debt securities (three-month LIBOR plus 173 basis points). The initial rate in effect at the time of issuance and at December 31, 2006 was 7.08% and is subject to change quarterly.

The debt securities and the trust preferred securities under both offerings each have 30-year lives. The trust preferred securities and the debt securities are callable by the Company or the Trust, at their respective option after five years, and at varying premiums and sooner in specific events, subject to prior approval by the Federal Reserve Board, if then required. The Company has treated the trust preferred securities as Tier 1 capital up to the maximum amount allowed, and the remainder as Tier 2 capital for federal regulatory purposes (see Note 13).

Under FASB Interpretation No. 46, the trust is not consolidated with the Company. Accordingly, the Company does not report the securities issued by the trust as liabilities, and instead reports as liabilities the subordinated debentures issued by the Company and held by the trust.

There are no required principal payments on subordinated debentures over the next five years.

NOTE 8—BENEFIT PLANS

Profit Sharing Plan: The Company sponsors a 401(k) profit sharing plan which is available to all employees electing to participate after meeting certain length-of-service requirements. The plan allows contributions by employees up to 15% of their compensation, which are matched equal to 100% of the first 6% of the compensation contributed. Expense for 2006, 2005 and 2004 was $129, $113 and $105, respectively.

Directors' Stock Purchase Plan: Following approval by the shareholders at the 2003 Annual Meeting, the Company established the Directors' Stock Purchase Plan for nonemployee directors. Under this Plan, directors may elect to receive shares of the Company's common stock as an alternative to the equivalent amounts of cash for directors' fees. A total of 100,000 shares of the Company's common stock were made available for issuance, all of which remained available for issuance at December 31, 2006 and 2005, as all transactions executed to date were open market purchases. The Company's expense in connection with this plan was $230, $187 and $176 in 2006, 2005 and 2004, respectively, which is included in director fees in the accompanying Consolidated Statements of Income.

NOTE 9—INCOME TAXES

Income tax expense (benefit) was as follows:

	2006	2005	2004
Current federal	**$1,522**	$1,228	$330
Current state	**261**	235	57
Deferred federal	**(261)**	(188)	358
Deferred state	**(45)**	(33)	61
Total	**$1,477**	$1,242	$806

Effective tax rates differ from federal statutory rate of 34% applied to income before income taxes due to the following:

	2006	2005	2004
Federal statutory rate times financial statement income	**$1,360**	$1,161	$728
Effect of:			
Tax-exempt income	**(130)**	(70)	(1)
State taxes, net of federal benefit	**142**	145	78
Other, net	**105**	6	1
Total	**$1,477**	$1,242	$806

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	2006	2005
Deferred tax assets:		
Allowance for loan losses	**$ 844**	$605
Net unrealized loss on securities available for sale	**177**	218
Other	**79**	43
	1,100	866
Deferred tax liabilities:		
Depreciation	**314**	369
Other	**57**	33
	371	402
Net deferred tax asset	**$ 729**	$464

NOTE 10—RELATED PARTY TRANSACTIONS

Loans to principal officers, directors and their affiliates in 2006 were as follows:

Beginning balance	$ 8,008
New loans	1,636
Repayments	(2,752)
Ending balance	$ 6,892

Deposits from principal officers, directors and their affiliates at year end 2006 and 2005 were $7,708 and $6,464, respectively.

NOTE 11—SHARE-BASED COMPENSATION

On April 25, 2006, the Company's shareholders approved the Jacksonville Bancorp, Inc. 2006 Stock Incentive Plan (the "2006 Plan"). Under the 2006 Plan, up to 20,000 shares of the Company's common stock were made available for issuance for awards in the form of incentive stock options, restricted stock, restricted stock units, performance grants or stock appreciation rights. Any award that expires or is forfeited for any reason is returned to the 2006 Plan.

The 2006 Plan is a new plan and does not supersede the Company's original Stock Option Plan, adopted by the Company's shareholders on April 26, 2000, which continues to govern awards made under it. Under the Company's original Stock Option Plan, options to buy stock are granted to directors, officers and employees. Options available to be issued under the original Stock Option Plan are equal to 15% of the total shares outstanding. As of December 31, 2006 and 2005, the original Stock Option Plan provided for the issuance of up to 261,253 and 257,207 options, respectively.

Stock options are granted under both stock option plans with an exercise price equal to or greater than the stock fair market value at the date of grant. All stock options granted have ten-year lives, generally containing vesting terms of three to five years. Certain grants have been made that vest immediately. Common stock issued upon exercise of stock options are newly-issued shares.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Company's common stock. The Company uses historical data to estimate option exercise and post-vesting termination behavior. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

The fair value of options granted was determined using the following weighted average assumptions as of grant date.

	2006	2005	2004
Risk free interest rate	**5.03%**	3.49%	4.32%
Expected term	**7.5 years**	8.65 years	8.59 years
Expected stock price volatility	**27.22%**	23.05%	20.99%
Dividend yield	**0.00%**	0.00%	0.00%

A summary of the activity in the stock option plan for 2006 follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at beginning of year	193,857	$13.94	—	—
Granted	8,000	32.50	—	—
Exercised	(26,972)	12.56	—	—
Forfeited	(8,800)	22.71	—	—
Outstanding at end of year	166,085	$14.59	5.23	$3,074
Exercisable at end of year	122,985	$11.85	4.46	$2,614

(Dollar amounts in thousands except per share data)

Information related to the stock option plan during each year follows:

	2006	2005	2004
Intrinsic value of options exercised	**$ 583**	$ 141	$ 245
Cash received from option exercises	**339**	92	165
Tax benefit realized from option exercises	**212**	53	85
Weighted average fair value of options granted	**$14.01**	$11.03	$9.05

As of December 31, 2006, there was $360 of total unrecognized compensation cost related to unvested stock options granted. The cost is expected to be recognized over a remaining weighted average period of 1.4 years.

The following table reports restricted stock activity during the 12 months ended December 31, 2006:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested shares at January 1, 2006	—	—
Shares granted	2,104	$32.16
Shares vested and distributed	—	—
Shares forfeited	(214)	31.96
Unvested shares at December 31, 2006	1,890	$32.19

As of December 31, 2006, there was $50 of total unrecognized compensation cost related to unvested restricted stock awards granted. The cost is expected to be recognized over a remaining weighted average period of 2.0 years.

NOTE 12—STOCK WARRANTS

Stock Warrants: During 2002, the Company had completed an offering of 225,000 investment units, initially to existing shareholders through a rights offering, and then to the general public in a community offering. Each unit offered for $21.00 consisted of two shares of common stock and one warrant to purchase one share of common stock for $13.00 through September 30, 2004. All stock warrants issued have been exercised. During 2004, there were 224,900 warrants exercised, resulting in additional capital of $2,923.

NOTE 13—CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year end 2006 and 2005, the most recent regulatory notifications categorized the Bank and Company as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

Actual and required capital amounts and ratios are presented below at year end.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2006						
Total Capital to risk weighted assets						
Consolidated	**$33,052**	**11.48%**	**$23,043**	**8.00%**	**N/A**	**N/A**
Bank	**29,594**	**10.18**	**23,263**	**8.00**	**$29,079**	**10.00%**
Tier 1 (Core) Capital to risk weighted assets						
Consolidated	**30,431**	**10.57**	**11,521**	**4.00**	**N/A**	**N/A**
Bank	**26,973**	**9.28**	**11,632**	**4.00**	**17,447**	**6.00**
Tier 1 (Core) Capital to average assets						
Consolidated	**30,431**	**9.47**	**12,856**	**4.00**	**N/A**	**N/A**
Bank	**26,973**	**8.38**	**12,872**	**4.00**	**16,091**	**5.00**
2005						
Total Capital to risk weighted assets						
Consolidated	$26,413	10.97%	$19,258	8.00%	N/A	N/A
Bank	24,505	10.17	19,284	8.00	$24,105	10.00%
Tier 1 (Core) Capital to risk weighted assets						
Consolidated	24,206	10.05	9,629	4.00	N/A	N/A
Bank	22,298	9.25	9,642	4.00	14,463	6.00
Tier 1 (Core) Capital to average assets						
Consolidated	24,206	9.06	10,682	4.00	N/A	N/A
Bank	22,298	8.34	10,698	4.00	13,373	5.00

The Company's principal source of funds for dividend payments is dividends received from the Bank. Banking regulations require maintaining certain capital levels and restrict the payment of dividends by the Bank to the Company or by the Company to shareholders. Specifically, a Florida state-chartered commercial bank may not pay cash dividends that would cause its capital to fall below the minimum amount required by federal or state law. Accordingly, commercial banks may only pay dividends out of the total of current net profits plus retained net profits of the preceding two years to the extent it deems expedient, except that no bank may pay a dividend at any time that the total of net income for the current year when combined with retained net income from the preceding two years produces a loss. The future ability of the Bank to pay dividends to the Company also depends in part on the FDIC capital requirements in effect and the Company's ability to comply with such requirements.

NOTE 14—LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

There are no unused lines of credit or letters of credit offered at a fixed rate. The contractual amount of variable rate financial instruments with off-balance-sheet risk was as follows at year end.

	2006	2005
Loan commitments and unused lines of credit	**$31,929**	$31,277
Standby letters of credit	**847**	549

(Dollar amounts in thousands except per share data)

NOTE 15—FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments were as follows at year end:

	2006		2005	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	**$ 4,478**	**$ 4,478**	$ 4,767	$ 4,767
Securities available for sale	**26,059**	**26,059**	24,211	24,211
Securities held to maturity	**50**	**50**	50	50
Loans, net	**281,006**	**278,575**	232,031	230,714
Federal Home Loan Bank stock	**1,071**	**1,071**	1,062	1,062
Accrued interest receivable	**2,107**	**2,107**	1,425	1,425
Financial liabilities				
Deposits	**282,626**	**282,568**	234,211	231,934
Federal funds purchased	**182**	**182**	—	—
FHLB advances	**11,650**	**11,604**	13,650	13,650
Subordinated debentures	**7,000**	**7,000**	4,000	4,000
Accrued interest payable	**257**	**257**	161	161

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, interest-bearing deposits, FHLB stock, accrued interest receivable and payable, demand deposits, short-term debt, subordinated debentures and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes and, if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits, including FHLB advances, and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet items is considered nominal.

NOTE 16—PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Jacksonville Bancorp, Inc. follows:

CONDENSED BALANCE SHEETS

	December 31,	
	2006	2005
ASSETS		
Cash and cash equivalents	**$ 2,605**	$ 1,669
Investment in banking subsidiaries	**26,681**	21,938
Other assets	**992**	360
Total assets	**$30,278**	$23,967
LIABILITIES AND EQUITY		
Subordinated debt	**$ 7,000**	$ 4,000
Accrued expenses and other liabilities	**140**	121
Shareholders' equity	**23,138**	19,846
Total liabilities and shareholders' equity	**$30,278**	$23,967

CONDENSED STATEMENTS OF INCOME

	Years ended December 31,		
	2006	2005	2004
Other income	**$ 10**	$ 5	$ 2
Interest expense	**(335)**	(246)	(99)
Other expense	**(724)**	(528)	(508)
Income (loss) before income tax and undistributed subsidiary income	**(1,049)**	(769)	(605)
Income tax expense (benefit)	**(347)**	(282)	(227)
Equity in undistributed subsidiary income	**3,225**	2,660	1,713
Net income	**$ 2,523**	$2,173	$1,335

CONDENSED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2006	2005	2004
Cash flows from operating activities			
Net income	**$ 2,523**	$ 2,173	$ 1,335
Adjustments:			
Equity in undistributed subsidiary income	**(3,225)**	(2,660)	(1,713)
Amortization	**1**	2	1
Share-based compensation	**381**	131	—
Excess tax benefits from share-based payment arrangements prior to 2006	**—**	53	85
Change in other assets	**(633)**	302	(297)
Change in other liabilities	**19**	21	(65)
Net cash from operating activities	**(934)**	22	(654)
Cash flows from investing activities			
Investments in subsidiaries	**(1,450)**	(1,700)	(3,500)
Net cash from investing activities	**(1,450)**	(1,700)	(3,500)
Cash flows from financing activities			
Proceeds from issuance of subordinated debt	**3,000**	—	4,000
Proceeds from exercise of common stock warrants	**—**	—	2,923
Proceeds from exercise of stock options	**339**	92	165
Excess tax benefits from share-based payment arrangements in 2006	**212**	—	—
Purchase of treasury stock	**(231)**	(186)	—
Net cash from financing activities	**3,320**	(94)	7,080
Net change in cash and cash equivalents	**936**	(1,772)	2,934
Beginning cash and cash equivalents	**1,669**	3,441	507
Ending cash and cash equivalents	**$ 2,605**	$ 1,669	$ 3,441

(Dollar amounts in thousands except per share data)

NOTE 17—EARNINGS PER SHARE

The factors used in the earnings per share computation follow:

	2006	2005	2004
Basic			
Net income	**$2,523**	$2,173	$1,335
Weighted average common shares outstanding	**1,726,350**	1,711,148	1,555,266
Basic earnings per common share	**$ 1.46**	$ 1.27	$ .86
Diluted			
Net income	**$2,523**	$2,173	$1,335
Weighted average common shares outstanding for basic earnings per common share	**1,726,350**	1,711,148	1,555,266
Add: Dilutive effects of assumed exercises of stock options and warrants	**86,540**	88,526	142,468
Average shares and dilutive potential common shares	**1,812,890**	1,799,674	1,697,734
Diluted earnings per common share	**$ 1.39**	$ 1.21	$ .79

Stock options for 47,000 and 34,000 shares of common stock were not considered in computing diluted earnings per common share for 2005 and 2004, respectively, because they were anti-dilutive. No stock options were anti-dilutive for 2006.

NOTE 18—OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related tax effects were as follows:

	2006	2005	2004
Unrealized holding gains (losses) on available for sale securities	**$109**	$(354)	$(142)
Reclassification adjustment for (gains) losses realized in income	**—**	—	(5)
Net unrealized gains (losses)	**109**	(354)	(147)
Tax effect	**(41)**	133	56
Other comprehensive income (loss)	**$ 68**	$(221)	$ (91)

NOTE 19—QUARTERLY FINANCIAL DATA (UNAUDITED)

	Interest Income	Net Interest Income after Provision for Loan Loss	Net Income	Earnings per Share Basic	Earnings per Share Diluted
2006					
First Quarter	**4,855**	**2,340**	**508**	**.30**	**.28**
Second Quarter	**5,355**	**2,673**	**689**	**.40**	**.38**
Third Quarter	**5,782**	**2,746**	**677**	**.39**	**.37**
Fourth Quarter	**6,025**	**2,767**	**649**	**.37**	**.36**
2005					
First Quarter	3,356	1,980	367	.21	.20
Second Quarter	3,639	1,963	443	.26	.25
Third Quarter	4,175	2,301	676	.39	.38
Fourth Quarter	4,578	2,494	687	.41	.38

Our common stock is traded on NASDAQ under the symbol JAXB. The following table shows the high and low sale prices of our common stock for each quarter of 2005 and 2006.

Year	Quarter	High	Low
2005	First	$30.00	$25.75
	Second	$30.00	$26.40
	Third	$30.90	$25.50
	Fourth	$34.00	$27.96
2006	First	**$36.71**	**$32.86**
	Second	**$38.99**	**$30.49**
	Third	**$33.00**	**$27.71**
	Fourth	**$33.72**	**$30.00**

As of March 1, 2007, the Corporation had 1,743,338 outstanding shares of common stock, par value $.01 per share, held by approximately 147 registered shareholders of record.

It is the policy of our board of directors to reinvest earnings for such period of time as is necessary to ensure our successful operations. There are no current plans to initiate payment of cash dividends, and future dividend policy will depend on our earnings, capital and regulatory requirements, financial condition, and other factors considered relevant by our board of directors. For more information regarding the Company's ability to pay dividends, please refer to the Regulation and Supervision section under Item 1.

Equity Compensation Plans Information

The following table sets forth the securities authorized for issuance under the equity incentive plans as of December 31, 2006:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders	166,085	$14.59	43,896
Equity compensation plans not approved by security holders	—	—	—
Total	166,085	$14.59	43,896

Shareholder Performance Graph


Total Return Performance
Jacksonville Bancorp, Inc.
Russell 3000
SNL Southeast Bank Index
Index Value
400
350
300
250
200
150
100
50
12/31/01
12/31/02
12/31/03
12/31/04
12/30/05
12/31/06

Index	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
Jacksonville Bancorp, Inc.	100.00	124.27	170.83	280.76	345.31	344.79
Russell 3000	100.00	78.46	102.83	115.11	122.16	141.35
SNL Southeast Bank Index	100.00	110.46	138.72	164.50	168.39	197.45

COMPANY PURCHASES OF EQUITY SECURITIES

Following approval by the shareholders at the 2003 Annual Meeting, the Company established the Directors' Stock Purchase Plan for nonemployee directors. Under this plan, directors may elect to receive shares of the Company's common stock as an alternative to the equivalent of cash for directors' fees. All transactions executed under this plan were open-market purchases and were accounted for as treasury stock on the date of purchase. The Company repurchased an aggregate of 1,650 shares of its common stock during the last quarter for issuance under this plan.

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs
October 1–October 31, 2006	—	—	—	—
November 1–November 30, 2006	1,650	$35.00	—	—
December 1–December 31, 2006	—	—	—	—
Total	1,650	—	—	—

Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. Our market risk arises primarily from interest-rate risk inherent in lending and deposit-taking activities. To that end, we actively monitor and manage interest-rate risk exposure. There are three primary committees that are responsible for monitoring and managing risk exposure:

The ALCO Committee of the Board of Directors meets quarterly to review a summary reporting package along with strategies proposed by management.

The Executive ALCO Committee, which consists of the Chairman of the ALCO Committee of the Board, Chief Executive Officer, Chief Financial Officer and Chief Lending Officer, meets quarterly to review the liquidity position and earnings simulation reports and to ensure there is adequate capital to meet growth strategies. Strategy development is structured to mitigate any exposure that is indicated through the modeling.

The Liquidity and Pricing Committee meets monthly to execute the strategies set forth by the preceding two committees. Senior management and select members from the finance department comprise this committee.

Disclosures about the fair value of financial instruments, which reflect changes in market prices and rates, can be found in Note 15 of the *Notes to Consolidated Financial Statements*.

The Company utilizes a third party and its proprietary simulation model to assist in identifying and managing interest-rate risk. The December 31, 2006 analysis of the Company's sensitivity to changes in net interest income under varying assumptions for changes in market interest rates is presented below. Specifically, the model derives expected interest income and interest expense resulting from an immediate and parallel shift in the yield curve in the amounts shown.

The starting balances in the Asset/Liability model reflect actual balances on the "as of" date, adjusted for material and significant transactions. Pro forma balances remain static unless otherwise noted by management. This enables interest-rate risk embedded within the existing balance sheet structure to be isolated (growth assumptions can mask interest-rate risk). Management believes the most indicative indicator of risk is the +/- 200 basis point "shock" (parallel shift) scenario. To provide further exposure to the level of risk/volatility, a "ramping" (gradual increase over 12 months) of rates is modeled as well.

Rate changes are matched with known repricing intervals and assumptions about new growth and expected prepayments. Assumptions are based on the Company's experience as well as industry standards under varying market and interest-rate environments. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on- and off-balance-sheet transactions are aggregated and the resulting net positions are identified.

The analysis exaggerates the sensitivity to changes in key interest rates by assuming an immediate change in rates with no management intervention to change the composition of the balance sheet. The Bank's primary objective in managing interest-rate risk is to minimize the adverse impact of changes in interest rates on net interest income and capital, while adjusting our asset-liability structure to obtain the maximum yield-cost spread on that structure. However, a sudden and substantial change in interest rates may adversely impact earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent or on the same basis. The Bank does not engage in trading activities.

	Interest Rates Decrease 200 BP	Base	Interest Rates Increase 200 BP
Hypothetical Net Interest Income	11,382	11,350	11,253
Net Interest Income ($ change)	32	—	(97)
Net Interest Income (% change)	.28%	—	.85%
Hypothetical Market Value of Equity	30,943	31,607	30,695
Hypothetical Change in Market Value	(664)	—	(912)

While management carefully monitors the exposure to changes in interest rates and takes necessary actions as warranted to decrease any adverse impact, there can be no assurance on the actual effect on net interest income as a result of rate changes.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

DIRECTORS

Donald E. Roller
Chairman of the Board
Jacksonville Bancorp, Inc.

Price W. Schwenck
Chairman of the Board
The Jacksonville Bank

D. Michael Carter
CPA

Melvin Gottlieb
CEO, Martin Gottlieb & Associates, LLC
CEO, Gottlieb Financial Services, LLC

James M. Healey
Director & Partner, Mint Magazine, Inc.
Director & Partner, Tennessee Mint, Inc.

John C. Kowkabany
Former Mayor of Neptune Beach, Florida

R.C. Mills
President, Heritage Propane Partners, LP

Gilbert J. Pomar, III
President & CEO, Jacksonville Bancorp, Inc.
President & CEO, The Jacksonville Bank

John W. Rose
President, McAllen Capital Partners, Inc.

John R. Schultz
Vice President, Schultz Investments, Inc.

Charles F. Spencer
President, INOC LLC
President, Cottage Street Land Trust, Inc.

Bennett A. Tavar
President, Logical Business Solutions, Inc.

Gary L. Winfield, MD
Owner, Sandcastle Family Practice

EXECUTIVE OFFICERS

Gilbert J. Pomar, III
Jacksonville Bancorp, Inc.
The Jacksonville Bank

Valerie A. Kendall
Jacksonville Bancorp, Inc.
The Jacksonville Bank

Scott M. Hall
The Jacksonville Bank

COMMITTEE CHAIRMEN

D. Michael Carter
Audit Committee
Jacksonville Bancorp, Inc.

R.C. Mills
Executive Committee
Jacksonville Bancorp, Inc.

John W. Rose
Organization & Compensation Committee
Jacksonville Bancorp, Inc.

John R. Schultz
Loan Committee
The Jacksonville Bank

Price W. Schwenck
Asset/Liability Management Committee
The Jacksonville Bank

Bennett A. Tavar
Nominating & Corporate Governance Committee
Jacksonville Bancorp, Inc.

Company Information

Corporate Headquarters
100 North Laura Street
Suite 1000
Jacksonville, FL 32202
904.421.3040 (B)
904.421.3078 (F)

Annual Meeting of Shareholders
Tuesday, April 24, 2007
11:00 a.m.
The River Club
1 Independent Drive
Suite 3500
Jacksonville, FL 32202

Notice of the meeting, along with the proxy statement, proxy card and Annual Report, is being mailed to each shareholder of record as of March 1, 2007.

Transfer Agent & Registrar
Inquiries regarding stock transfers, lost certificates or changes in name and/or address should be directed to the stock and transfer agent:

Computershare Investor Services, LLC
730 Peachtree Street, Suite 840
Atlanta, GA 30308
312.601.6672
www.computershare.com

Form 10-K
Copies of the Company's Annual Report on Form 10-K are available by visiting our web site at www.jaxbank.com.

Independent Auditors
Crowe Chizek and Company LLC
6750 North Andrews Avenue
Suite 200
Fort Lauderdale, FL 33309

Counsel
McGuireWoods LLP
50 North Laura Street
Suite 3300
Jacksonville, FL 32202

Web Site
www.jaxbank.com

Ticker Symbol
NASDAQ: JAXB

Jacksonville Bancorp Inc.

100 North Laura Street, Suite 1000
Jacksonville, FL 32202
904.421.3040 (B)
904.421.3078 (F)

END